Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No. 333-221251, 333-201425, and 333-196532 on Form S-3 and 333-191473 on Form S-8 of our reports dated March 15, 2019, relating to the consolidated financial statements and financial statement schedules of United Insurance Holdings Corp. and subsidiaries (the "Company"), and the effectiveness of the Company's internal control over financial reporting (which report expresses an adverse opinion on the effectiveness of the Company's internal control over financial reporting as a result of a material weakness), appearing in this Annual Report on Form 10-K of United Insurance Holdings Corp. for the year ended December 31, 2018.

/s/ DELOITTE & TOUCHE LLP

Tampa, Florida
March 15, 2019